Impact Infrastructure, Inc.



ANNUAL REPORT

230 Park Ave, 3rd Floor West

New York, NY 10169

(800) 440-1592

https://autocase.com/

This Annual Report is dated April 14, 2025.

BUSINESS

Impact Infrastructure Inc. (dba as Autocase) is a C Corporation organized under the laws of the state of Delaware that produces a Software as a Service (SaaS) called Autocase, that automates the economic analysis of sustainability investments in Buildings e.g. energy conservation measures. The Company's business model consists of SaaS focused on Architecture & Engineering firms (AECs), as well as both public and private building owners.

Our software and services are sold across North America and beyond through online marketing, as well as in person at conferences, etc. We believe the Company is a leader in the rapidly emerging climate tech market, and since our commercial release in 2017, Autocase has been embraced by leaders across numerous sectors including by some of the world's largest AECs (Arup, Stantec & Gensler) and building owners (Brookfield, Atlanta Airport & Miami-Dade County) leading to software revenue growth averaging well over 100% per year over the last 5 years.

The company was incorporated as an LLC in 2012 in Delaware. In 2014, the company converted from an LLC to a C-Corp. The Company currently is the 100% parent owner to a Canadian subsidiary called Impact Infrastructure Canada, Inc., which was incorporated in 2016.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 19,513

Use of proceeds: Seed funding to develop the software

Date: September 24, 2014

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $580,606.00

Use of proceeds: Funding continual growth in the company

Date: September 09, 2021

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $7,059,716.9

Number of Securities Sold: 1,776,890

Use of proceeds: Growing the software business

Date: as of Dec 31, 2024

Offering exemption relied upon: Section 4(a)(2)

<center>**REGULATORY INFORMATION**</center>

<center>The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</center>

<center>**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</center>

<center>**AND RESULTS OF OPERATION**</center>

Operating Results – 2024 Compared to 2023

Revenue from Contracts with Customers
Revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Goods and services which are determined to be distinct are accounted for as separate performance obligations. After determining the performance obligations in a contract, the Company then determines the transaction price, allocates the transaction price to the performance obligations based upon relative standalone selling prices, and recognizes revenue when the performance obligation is satisfied.
Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices. Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services.
Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. Contract liabilities are expected to be recognized as revenue within one year.

Reimbursements, including those relating to travel, other out-of-pocket expenses and third-party costs, are included in revenues. The related reimbursable expenses are included in operating expenses.

Revenue for the year ended December 31, 2024 was comprised of the following:
Software subscriptions $319,277.41
Consulting services $282,085.83
Total $601,363.24

Costs of Obtaining Contracts with Customers
The Company elected the practical expedient whereby they recognize incremental costs of obtaining a contract, generally consisting of commissions, as expense when incurred as the performance obligation for product sales is transferred to the customer within one year.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $234,247.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

LINE OF CREDIT
The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000, as amended. The outstanding balance under the line of credit was $94,131.38. The line of credit required interest at a rate of 12.14%.

NOTES PAYABLE
Notes Payable to officer/stockholder

During 2024, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 2.5% per annum. The aggregate outstanding balance under the promissory notes was $3,562,072.41 as of December 31, 2024. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

Notes Payable to stockholder
During 2023, the Company entered into a promissory notes with one stockholder with a state interest rate of 5.95% per annum. The aggregate outstanding balance under the promissory notes was $81,500 CAD as of December 31, 2024.

Economic Injury Disaster Loan
In June 2020, the Company applied for and received an Economic Injury Disaster Loan ("EIDL") under the CARES Act in the amount of $151,900. Collateral is required for loans greater than $25,000. The terms of the funding agreement indicate that the Company must utilize the funds to meet financial obligations and operating expenses that could have been met had the disaster (the pandemic) not occurred. The loan accrues interest at a rate of 3.75% and has a term of 30 years. Monthly payments of principal and interest of $731 are due starting 12 months from the date of the loan. The loan must be repaid and cannot be forgiven.
In November 2021, the Company applied for and received an EIDL modification increasing the amount to $501,900. Monthly payments of principal and interest of $2,518 are due starting 12 months from the date of the loan. The remainder of the loan terms were unchanged from those aforementioned.

Bridge Loans
As of December 31, 2024, there were $541,123 of Bridge Loans with investors outstanding. The Bridge Loans provide for conversion into shares of the Company's capital stock in the event of a Qualified Financing or other Corporate Transaction as defined. The Bridge Loans accrue interest at rate of 6%. Upon the maturity date, August 13, 2023, the Bridge Loans may be repaid or converted to shares of the Company's capital stock upon the election of investors holding a majority of the principal amount then outstanding.
As of Dec 31, 2024, company has a loan to Cenlar. The balance is $229,561.38. In addition, the company has another loan to Kabbage fund. The balance is $236,534.96 as of Dec 31, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Williams

John Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: March, 2012 - Present

Responsibilities: Leading the Company. Equity compensation: 77,980 phantom shares to date

Position: Chairman of the Board

Dates of Service: September, 2014 - Present

Responsibilities: Leading the Board of Directors

Name: Stephane Larocque

Stephane Larocque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: October, 2014 - Present

Responsibilities: Leading the day-to-day operations, this includes acting as the CFO since the company does not have a specific person with that title. The CFO activities includes oversight of accounting activities and really all financial transactions. Equity compensation: 74,670 phantom shares (This is the total amount of equity received since Stephane joined the company)

Name: Katelyn Lawson

Katelyn Lawson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Product & Digital Solutions

Dates of Service: July, 2020 - Present

Responsibilities: Leading our software product development. Equity compensation: 21,600 phantom shares (This is the total amount of equity received since Katelyn joined the company)

Other business experience in the past three years:

Employer: Autocase

Title: Product Manager

Dates of Service: February, 2016 - July, 2020

Responsibilities: Managing the Autocase software product

Name: Eric Bill

Eric Bill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Economist

Dates of Service: July, 2015 - Present

Responsibilities: Overseeing all of the data and economics within the software and services provided by the company. Equity compensation: 36,680 phantom shares (This is the total amount of equity received since Eric joined the company)

Name: Bill Davis

Bill Davis's current primary role is with Founder & Managing Director of Stance Capital. Bill Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-Chairman & Secretary

Dates of Service: September, 2014 - Present

Responsibilities: Helping the Chairman run the Board of Directors. Equity Compensation: 5,000 phantom shares & 15,000 common stock (This is the total amount of equity received since Bill became a board member)

Name: Raffaela Dunne

Raffaela Dunne's current primary role is with VHB. Raffaela Dunne currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the Company. Outside of the Impact Infrastructure Board, she leads business development in the northeast healthcare sector at VHB, while with Washington Square Partners she directed company operations. Equity compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Raffaela became a board member)

Other business experience in the past three years:

Employer: Washington Square Partners

Title: Senior VP

Dates of Service: January, 1995 - January, 2021

Responsibilities: SVP at Washington Square Partners responsible for several company and business operations.

Other business experience in the past three years:

Employer: VHB

Title: VP

Dates of Service: October, 2021 - Present

Responsibilities: Leading business development in the northeast healthcare sector and a VP responsible for healthcare industry business development in the northeastern US.

Name: Whitney Stevens

Whitney Stevens's current primary role is with Southampton Arts Center. Whitney Stevens currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the Company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since Whitney became a board member)

Other business experience in the past three years:

Employer: Mend

Title: Co- Founder, Board Observer, and Strategic Advisor

Dates of Service: January, 2018 - Present

Responsibilities: Founder and board observer with Mend a healthcare supplement company

Other business experience in the past three years:

Employer: Southampton Arts Center

Title: Founding Co-Chair

Dates of Service: January, 2012 - Present

Responsibilities: Co-Chair/Executive director with the Southampton Arts Center where she directs business operations and business development.

Other business experience in the past three years:

Employer: New York Foundation for the Arts (NYFA)

Title: Board and Executive Committee Member

Dates of Service: January, 2005 - Present

Responsibilities: Executive Committee Member and Past Board Chair at the New York Foundation for the Arts where she plays a governance and oversight role of NYFA operations and development.

Other business experience in the past three years:

Employer: New York Foundation for the Arts (NYFA)

Title: Former Board Chair and member of the executive committee

Dates of Service: January, 2018 - Present

Responsibilities: A governance and oversight role of NYFA business operations and business development.

Name: David Stoller

David Stoller's current primary role is with Executive Chairman of reach4entertainment. David Stoller currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: September, 2014 - Present

Responsibilities: Directing the company. Equity Compensation: 5,000 phantom shares & 10,000 common stock (This is the total amount of equity received since David became a board member)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Williams

Amount and nature of Beneficial ownership: 1,506,929

Percent of class: 83.886%

RELATED PARTY TRANSACTIONS

Name of Entity: John Williams

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: John has lent the company $3,562,072.

Material Terms: The interest rate is 2.5% but there are no maturity dates or term.

OUR SECURITIES

The company has authorized Common Stock, Series A Convertible Preferred Stock, Convertible Notes under Seed Invest, and Preferred Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,776,890 outstanding.

Voting Rights

Standard 1 stock 1 vote for shares of Common Stock.

Series A Convertible Preferred Stock

The amount of security authorized is 20,000 with a total of 19,513 outstanding.

Voting Rights

The holders of Series A Convertible Preferred Stock shall be entitled to one vote for each share of common stock into which such Series A Convertible Preferred Stock could then be converted. The holders of Series A Convertible Preferred Stock and common stock shall vote together as a single class.
Convertible Notes under Seed Invest

The security will convert into Preferred shares and the terms of the Convertible Notes under Seed Invest are outlined below:

Amount outstanding: $541,123.00

Maturity Date: August 13, 2023

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: There are several potential triggers such as upon Qualified Equity Financing, A Corporate Transaction or At Maturity

Material Rights
Stock options and phantom shares as of Dec 31, 2024 is 609,873

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Projections: Forward Looking Information Any projections or forward looking statements

regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Impact Infrastructure, Inc. (dba as Autocase) was formed on September 24, 2014 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Autocase has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Time to Profitability To date the company has only had a handful of months where cash flow in has exceeded cash flow out, there is a risk that as the companies continues to grow that reaching break-even and profitability could be a long way off. This isn't unusual in SaaS businesses but a potential concern for some. Backtracking on Sustainability The world has moved rapidly towards caring more and more about sustainability, climate change, equity and resiliency and while that is great news for us, there is a risk that those who don't support such things could undermine efforts in these directions in the future. Rolling Closings This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Foreign Team Members The Company currently has five Directors & Officers based in the USA, the Chairman & CEO, the Vice Chairman & Secretary, and three Board Members, along with two officers who are based in Canada, the COO and Vice President of the Company. Please note this may affect any future ability to bring an action against these foreign individuals. Beta Risk for a Second New Product We have just released a new beta product for a new second major product which entails some market risk. We have some revenue coming from it already but it is very early days and there is uncertainty in regards to how it will perform. Industry Risk The ClimateTech software industry is in early stages and as a result it's future growth is uncertain. The industry is still nascent and it isn't clear how regulatory and legislative changes will affect the future of the industry.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2025.

Impact Infrastructure, Inc.

By   /s/ *John Williams*

Name: Impact Infrastructure, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Impact Infrastructure, Inc. **Consolidated Balance Sheet** **As of Dec 31, 2024**	in USD	Exchange Rate	1.4389

Assets		
Current Asset:	Total	
Cash and cash equivalents:	$	234,247.20
Account Receivable	$	246,596.14
Other Receivable	$	-
Prepaid Expense and other current assets	$	13,436.96
Total Current Asset	$	**494,280.30**
Property and equipment, net	$	2,170.22
Internally developed software, net	$	645,166.85
other asset	$	1,010.00
Total Assets	$	**1,142,627.36**

	Liability & Equity	
Current Liabilities		
Line of Credit	$	338,661.71
Account Payable	$	4,248.67
Other Liabilities and Accrued Expenses	$	75,483.32
Notes payable to officers/stockholder	$	3,375,510.48
Phantom share liabilities	$	86,010.00
Deferred Revenue	$	148,172.04
Bridge Loan	$	236,534.96
Total Current Liabilities	$	4,264,621.17
Long-Term Liabilities	$	1,041,123.08
Total Liabilities	$	**5,305,744.25**
Equity		
Capital Stock	$	10,183,842.59
Retained Earning	-$	13,356,202.83
Capital Transfer	-$	293,835.16
StartEngine Common Stock	$	1,215,411.81
Net Income	-$	1,892,140.31
Exchange difference	-$	20,192.98
Total Equity	-$	**4,163,116.88**
Total Liabilities and Equity	$	**1,142,627.37**

Impact Infrastructure, Inc. doing business as Autocase
Profit and Loss
Jan to Dec 2024

	in USD	Exchange Rate	1.44

	US		Canada	Total
Revenue	$	461,903.41	$ 139,459.83	$ 601,363.24
Operating Expense	$	587,153.67	$ 1,571,122.45	$ 2,158,276.12
Loss/Gain from Operation	-$	**125,250.26**	**-$ 1,431,662.62**	**-$ 1,556,912.88**
Other Income	$	0.04	$ 33,878.14	$ 33,878.18
Other Expense	$	373,490.05	-$ 4,384.44	$ 369,105.61
Net Income	-$	**498,740.27**	**-$ 1,393,400.04**	**-$ 1,892,140.31**

in USD   Exchange Rate   1.44

	Total
Cash flows from operating activities:	
Net loss	(1,892,140.31)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Share-based compensation	
Depreciation and amortization	
Changes in operating assets and liabilities	
Accounts receivable	(55,269.61)
Other receivables	(108.23)
Prepaid expenses and other current assets	(4,828.42)
Accounts payable	(22,921.14)
Accrued expenses	(24,002.20)
Deferred Revenue	(68,802.56)
Phantom share liability	(14,494.34)
Other assets	-
Other Loans	2,383,173.32
Due To/(From) Related Party: Impact Infrastructure Inc, USA	1,186,991.54
Net cash provided by operating activities	**1,487,598.05**
Cash flows from investing activities	
Due To/(From) Related Party: Impact Infrastructure Inc, USA	(1,251,677.23)
Purchase of property and equipment	(803.39)
Capitalized internally developed software costs	(78,694.83)
Net cash used in investing activities	**(1,331,175.45)**
Cash flows from financing activities:	
Common Stock	38.85
Additional paid in capital	33,261.15
Retained Earnings	(53.10)
Opening Balance Equity	29,950.00
Net cash provided by financing activities	**63,196.90**
Effect of exchange rate changes on cash and cash equivalents	**(20,192.98)**
Net cash increase for period	**199,426.52**
Cash at beginning of period	**141,894.76**
Cash at end of period	**341,321.28**

Impact Infrastructure, Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2024

1. NATURE OF OPERATIONS

Business and Basis of Presentation

The consolidated financial statements include the accounts of Impact Infrastructure, Inc. ("Impact Infrastructure") and its wholly-owned subsidiary Impact Infrastructure Canada, Inc. ("Impact Canada"), collectively, the "Company." All significant inter-company accounts and transactions have been eliminated in consolidation.

The Company, founded in 2012, provides cloud-based software that automates cost-benefit analysis for sustainable buildings and green infrastructure. Impact Canada provides research and development as well as sales and marketing support to the Company. The Company is headquartered in New York, New York with an office in Toronto, Canada.

Liquidity and reliance on majority stockholder

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company has relied upon proceeds from financings with its majority stockholder, the Company's Chief Executive Officer ("CEO"), to fund its operations (see Note 5). The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Company is able to generate positive cash flows from operations, it will continue to be dependent on the resources of this majority stockholder. If the stockholder ceases to meet the liquidity needs of the Company, the Company may need to seek alternative financing or capital resources which may not be available at terms favorable to the Company, or at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. The Company reviews its accounts receivable to determine if an allowance for doubtful accounts is necessary based on past collection history as well as general economic and credit conditions. Receivables are written off when deemed uncollectible, with any future recoveries recorded as

income when received. As of December 31, 2024, management has determined that no allowance for doubtful accounts is necessary.

Concentration of Credit Risk and Significant Customers
Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company's cash and cash equivalent are maintained with high-credit quality financial institutions. At times, deposits held may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.
The Company generally does not obtain collateral in support of its trade accounts receivable.
Internally Developed Software
The Company reviews certain internal and external costs incurred during the application development stage of internally developed software projects for capitalization. Software is recorded at cost and is amortized using the straight-line method over its estimated useful life, generally three to five years. Costs incurred related to upgrades and enhancements of this internally developed software that significantly increase functionality are capitalized. Amortization of the upgrades and enhancements commences when the software is complete and placed in service.

Costs incurred during the planning and training stages of the software development life cycle are expensed as incurred.

Long-Lived Assets
The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when expected undiscounted cash flows are less than the asset's carrying value. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. No impairment charges were recorded for the years ended December 31, 2024.

Property and Equipment
Property and equipment are stated at cost, net of depreciation and amortization. Depreciation and amortization is computed over the estimated useful lives of the related assets on a straight-line basis as follows:
Estimated Useful Life Equipment 3-5 years Computer software 3-5 years Office furniture and fixtures 5-7 years Leasehold improvements Lesser of lease term or estimated useful life. Upon retirement or sale, the cost and the related accumulated depreciation and amortization are eliminated and any resulting gain or loss is credited or charged to income. Expenditures for repairs and maintenance costs are charged to expense as incurred.

Revenue from Contracts with Customers
Revenue is recognized upon transfer of control of promised goods and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Goods and services which are determined to be distinct are accounted for as separate performance obligations. After determining the performance obligations in a contract, the Company then determines the transaction price, allocates the transaction price to the performance obligations

based upon relative standalone selling prices, and recognizes revenue when the performance obligation is satisfied.

Customer contracts may include software subscription and consulting services or both. The Company evaluated its contracts and determined that software subscriptions and consulting services are separate performance obligations. When these services are sold together the transaction price is allocated based on the observable standalone selling price for each performance obligation. All contracts have fixed transaction prices. Software subscriptions are sold as term-based subscriptions, generally one year, and revenue is recognized ratably over the subscription term as access to the software is provided to the customer. Consulting services are primarily based on time and materials and revenue is recognized monthly upon delivery of services.

Software subscriptions are billed annually in advance and recorded as a contract liability. Consulting services are billed monthly. Contract liabilities are expected to be recognized as revenue within one year.

Reimbursements, including those relating to travel, other out-of-pocket expenses and third-party costs, are included in revenues. The related reimbursable expenses are included in operating expenses.

Revenue for the year ended December 31, 2024 was comprised of the following:
Software subscriptions $319,277.41
Consulting services $282,085.83
Total $601,363.24

Costs of Obtaining Contracts with Customers

The Company elected the practical expedient whereby they recognize incremental costs of obtaining a contract, generally consisting of commissions, as expense when incurred as the performance obligation for product sales is transferred to the customer within one year.

Share-Based Compensation

The Company records share-based payments net of forfeitures, resulting from the issuance of share-based awards as an expense in the statement of loss and comprehensive loss over the service period based on measurement of fair value for each stock award at the grant date. The fair value of awards, net of forfeitures, is recognized as expense in the statement of operations over the requisite service period, which is generally the vesting period.

The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including historical sales of common stock, the illiquid nature of an investment in the Company's common stock, the Company's financial performance and financial position and the Company's future prospects and opportunity for liquidity events.

Foreign Currency Transactions

The operations of Impact Canada are measured using the Canadian dollar, its functional currency, and translated into U.S. dollars for presentation in the consolidated financial statements. Assets and liabilities have been translated using the foreign currency exchange rate at the balance sheet date. Revenues and expenses are translated using an average quarterly rate and cash flows are reported using the average rate for the period.

The related foreign translation gain (loss) is reflected in comprehensive loss and the accumulated other comprehensive income (loss) account included as a component of stockholders' deficit. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in other income (expense) in the consolidated statements of loss and comprehensive loss.

Income Taxes

For federal and state income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable. The Company is eligible for certain Canadian research and development tax credits which are refundable to the Company in cash. Given the Company's limited operating history, such refunds will be recognized as a benefit within the Company's tax provision upon approval by the relevant Canadian tax authorities.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There are no uncertain tax positions that require accrual or disclosure to the consolidated financial statements as of December 31, 2024. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2024, the Company had no accruals for interest or penalties related to income tax matters. The Company is no longer subject to federal and state tax examinations by tax authorities for tax filings prior to 2019.

3. INTERNALLY DEVELOPED SOFTWARE

During the years ended December 31, 2024, the Company capitalized $452,184.88, of internally developed software costs in connection with the continued development of its cloud platform.

Internally developed software as of December 31, 2024consists of the following:
Internally developed software $4,301,116.41
Less accumulated amortization $3,655,949.56
Internally developed software, net $645,166.85

For the years ended December 31, 2024, the Company recorded $373,490.05 of amortization expense.

4. LINE OF CREDIT

The Company has a line of credit agreement with a bank which provides for borrowings up to $100,000, as amended. The outstanding balance under the line of credit was $94,131.38. The line of credit required interest at a rate of 12.14%.

5. NOTES PAYABLE

Notes Payable to officer/stockholder

During 2024, the Company entered into demand promissory notes with an officer/stockholder with a stated interest rates of 2.5% per annum. The aggregate outstanding balance under the promissory notes was $3,562,072.41 as of December 31, 2024. The notes mature upon the closing of an equity financing with sufficient proceeds to repay the notes.

Notes Payable to stockholder

During 2023, the Company entered into a promissory notes with one stockholder with a state interest rate of 5.95% per annum. The aggregate outstanding balance under the promissory notes was $81,500 CAD as of December 31, 2024.

Economic Injury Disaster Loan

In June 2020, the Company applied for and received an Economic Injury Disaster Loan ("EIDL") under the CARES Act in the amount of $151,900. Collateral is required for loans greater than $25,000. The terms of the funding agreement indicate that the Company must utilize the funds to meet financial obligations and operating expenses that could have been met had the disaster (the pandemic) not occurred. The loan accrues interest at a rate of 3.75% and has a term of 30 years. Monthly payments of principal and interest of $731 are due starting 12 months from the date of the loan. The loan must be repaid and cannot be forgiven.

In November 2021, the Company applied for and received an EIDL modification increasing the amount to $501,900. Monthly payments of principal and interest of $2,518 are due starting 12 months from the date of the loan. The remainder of the loan terms were unchanged from those aforementioned.

Bridge Loans

As of December 31, 2024, there were $541,123 of Bridge Loans with investors outstanding. The Bridge Loans provide for conversion into shares of the Company's capital stock in the event of a Qualified Financing or other Corporate Transaction as defined. The Bridge Loans accrue interest at rate of 6%. Upon the maturity date, August 13, 2023, the Bridge Loans may be repaid or converted to shares of the Company's capital stock upon the election of investors holding a majority of the principal amount then outstanding.

As of Dec 31, 2024, company has a loan to Cenlar. The balance is $229,561.38. In addition, the company has another loan to Kabbage fund. The balance is $236,534.96 as of Dec 31, 2024.

6. STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2024, the rights and privileges of the Series A Convertible Preferred Stock ("Series A") are as follows:

Dividends

In any calendar year, the holders of the Series A shall be entitled a dividend, when, as and if declared by the Board, equal to the Dividend Rate, six percent (6%) of the Original Issuance Price per share. Such dividends are payable in preference and priority to any declaration or payment of any dividend or distribution, as defined, on common stock in such calendar year. The Original Issue Price of Series A shall mean $10.25 per share. There have been no dividends declared to date.

Conversion

Each share of Series A shall be convertible, at the option of the holder, at any time after the date of issuance of such share into fully paid and non-assessable shares of common stock which is determined by dividing the Original Issue Price by the applicable Conversion Price then in effect. As of December 31, 2024, the Conversion Price was equal to the Original Issue Price. Each share of Series A shall automatically be converted into shares of common stock upon the earlier of an Initial Public Offering, as defined, or by vote of the holders of a majority of the then outstanding shares of Series A, voting together as a single class.

Redemption: Series A is not redeemable.

Voting

Right to Participate : Series A holders have the right to participate in any equity financings on a pro-rata basis.

Common Stock

The holders of common stock shall be entitled to one vote for each share held.

In the event of a Liquidation Event, as defined, either voluntary or involuntary, after the payment of all preferential amounts required to be paid to all holders of Series A, the remaining assets of the Company shall be distributed pro rata among the holders of the common stock.

On May 12, 2022, the Company, through a Board resolution, approved a 10-for-1 stock split ("stock split") of the Company's common stock. No fractional shares were issued in connection with the stock split. All share and per share amounts, including phantom shares, stock options, and restricted stock awards have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split. Further, exercise prices of stock options and phantom shares have been retroactively adjusted in these financial statements for all periods presented to reflect the stock split.

7. SHARE-BASED COMPENSATION

Phantom Shares and Stock Options

The Company has issued phantom shares to certain employees and contractors, which contain vesting provisions and an Initial Value, generally the fair value of common stock on the date of grant. A portion of the phantom shares are redeemable for cash upon a Liquidity Event, as defined, and a portion are redeemable within 60 days at the request of the holder.

As of December 31, 2024, the Company has 609,874 phantom shares and Options outstanding, that are redeemable only upon a Liquidity Event. As of December 31, 2024, all phantom shares have fully vested. The Company shall redeem the phantom shares for an amount equal to the excess of the per share consideration received in the Liquidity Event over the Initial Value of the grant.

In January 2017, the Company's Board of Directors approved the 2017 Equity Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant non-statutory and incentive stock awards, restricted stock and stock appreciation rights to the Company's employees, officers, directors, consultants, and advisors. As of December 31, 2024, the aggregate number of shares that are authorized for issuance under the Plan is 830,000.

As of December 31, 2024, there are 220,126 shares available for future grants under the Plan.

8. INCOME TAXES

Due to the Company's operating losses and a full valuation allowance on deferred tax assets, the Company's tax benefit for the years ended December 31, 2024, relates to Canadian research and development tax credits (as discussed in Note 2), offset by foreign and state tax minimums.

Impact Infrastructure, Inc.
Consolidated Statement of Changes in Stockholders' Deficit
Year ended Dec 31, 2024

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity(Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	19,513	$ 2,000,000	1,773,005	$ 17,730.05	$ 8,117,664.72	$ (11,686,738.14)	$ (2,450,932.48)
Repurchased shares			3,885	$ 38.85	$ 33,261.15		$ 33,300.00
Share-based compensation							$ -
Net loss						$ (1,892,140.31)	$ (1,892,140.31)
Translation adjustment						$ 222,675.62	$ 146,655.91
Balance at December 31, 2024	19,513	$2,000,000.00	1,776,890	$ 17,768.90	$ 8,150,925.87	$ (13,356,202.83)	$ (4,163,116.88)

I, John Williams, the CEO of Impact Infrastructure Inc., hereby certify that the financial statements of Impact Infrastructure, Inc. and notes thereto for the periods ending Dec 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Impact Infrastructure, Inc. has filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 17, 2025.

John Williams _____ (Signature)

CEO _____ (Title)

April 1, 2025 _____ (Date)

Impact Infrastructure, Inc. **Consolidated Balance Sheet** **As of Dec 31, 2023**	in USD	Exchange Rate	1.3200

	Assets	
Current Asset:	Total	
Cash and cash equivalents:	$	35,758.13
Account Receivable	$	211,607.77
Other Receivable	$	-
Prepaid Expense and other current assets	$	9,150.44
Total Current Asset	$	256,516.34
Property and equipment, net	$	1,489.95
Internally developed software, net	$	566,472.02
other asset	$	1,010.00
Total Assets	$	825,488.30

	Liability & Equity	
Current Liabilities		
Line of Credit	$	91,345.08
Account Payable	$	48,497.30
Other Liabilities and Accrued Expenses	$	469,607.26
Notes payable to officers/stockholder	$	1,257,423.94
Phantom share liabilities	$	100,504.34
Deferred Revenue	$	267,919.78
Bridge Loan	$	541,123.08
Total Current Liabilities	$	2,776,420.78
Economic Injury Diasaster Loan	$	500,000.00
Total Liabilities	$	3,276,420.78
Equity		
Capital Stock	$	10,120,674.26
Retained Earning	-$	11,686,738.14
Capital Transfer	-$	293,835.16
StartEngine Common Stock	$	1,215,411.81
Net Income	-$	1,806,445.25
Total Equity	-$	2,450,932.48
Total Liabilities and Equity	$	825,488.30

Impact Infrastructure, Inc. doing business as Autocase
Profit and Loss
Jan to Dec 2023

	in USD	Exchange Rate	1.32

	Total
Revenue	$ 663,545.81
Operating Expense	$ 2,179,610.32
Loss/Gain from Operation	**-$ 1,516,064.51**
Other Income	$ 41,038.88
Other Expense	$ 341,964.42
Net Income	**-$ 1,816,990.05**

	Statement of Cash Flows	in USD	Exchang	1.32
	January - December 2023			

	Total
Cash flows from operating activities:	
Net loss	(1,816,990.05)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Share-based compensation	
Depreciation and amortization	
Changes in operating assets and liabilities	
Accounts receivable	80,844.43
Other receivables	-
Prepaid expenses and other current assets	(205.33)
Accounts payable	(14,391.86)
Accrued expenses	(634.36)
Deferred Revenue	169,727.73
Phantom share liability	(108,512.00)
Other assets	-
Other Loans	358,938.47
Due To/(From) Related Party: Impact Infrastructure Inc, USA	1,211,817.46
Net cash provided by operating activities	**(119,405.52)**
Cash flows from investing activities	
Due To/(From) Related Party: Impact Infrastructure Inc, USA	(1,245,051.28)
Purchase of property and equipment	(91,961.49)
Capitalized internally developed software costs	-
Net cash used in investing activities	**(1,337,012.77)**
Cash flows from financing activities:	
Common Stock	352.74
Additional paid in capital	396,140.26
Proceeds from StartEnine Common Stock	1,031,221.43
Proceeds from Economic Injury Disaster Loan	3,136.00
Net cash provided by financing activities	**1,430,850.43**
Effect of exchange rate changes on cash and cash equivalents	
Net cash increase for period	**(25,567.86)**
Cash at beginning of period	**57,948.00**
Cash at end of period	**32,380.14**

CERTIFICATION

I, John Williams, Principal Executive Officer of Impact Infrastructure, Inc., hereby certify that the financial statements of Impact Infrastructure, Inc. included in this Report are true and complete in all material respects.

John Williams

CEO